Offering Statement for
Addiction Cure Therapeutic Sciences Inc

("Addiction Cure Therapeutic Sciences Inc," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Addiction Cure Therapeutic Sciences Inc

   6574 North State Road 7
   Suite 277
   Coconut Creek, FL 34786

Eligibility

2. **The following are true for Addiction Cure Therapeutic Sciences Inc:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Michael Lambert

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2022	Present	Mike Lambert Consulting	Owner/Manager
10/01/2013	Present	Ternary Triangle	Owner/Operator
04/28/2020	Present	Addiction Cure Therapeutic Sciences Inc	COO

Short Bio: Over the past 30 years Mike has been building and managing businesses and media properties; maintaining a passionate creative culture while producing growth and revenue. A creative team leader, Mike has utilized his vast network to manage multi-million dollar projects with fortune 500 Companies and National Brands throughout the US & Canada. Having started numerous Companies, Mike possesses P&L Experience and knows how to drive revenue, sales, & marketing objectives. His founded a TV Production Company and Media Company. He has participated in two IPO's, securing funding and investors. Mike is a creative force with a keen business sense. He started his career in the cable TV industry and by 1990 was by writing, producing, directing, and then syndicating the weekly TV Series KIDSPORTS TV. He has also successful produced a weekly women's health TV Series for Lifetime TV – TODAY'S HEALTH, a daily show for WE – Women's Entertainment, and produced a ½ hour National TV Special featuring Joan Rivers. He is an expert at finding new markets and unique verticals, and reorganizing existing assets to extract more revenue. In 2003, he drove the expansion of RMS Networks' Retail TV Networks into Canada and in 2005 assisted in building a $1 million annual recurring revenue stream with Comcast out of the Companies' existing assets. In 2009 Mike founded and operated Planet Impact and in 2014 founded Ternary Triangle Ad Agency and Business Consulting Mike is from St. Charles IL, and graduated from University of Maryland, College Park, with his Bachelor of Science in Economics and received his MBA in Marketing from Florida Atlantic University. He was a four-time All American Student Athlete, member of the US National Swim Team (1987-1989), and received numerous University of Maryland and Conference / ACC Awards for academic achievement, athletic ability, and leadership. Mike currently serves as CMO of a Private Equity Investment Group. Work Experience: https://www.linkedin.com/in/mike-lambert-187b07a4/

Name
Rick Garcia

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/02/2017	Present	Zimmerman Advertising	Vice President
04/28/2020	Present	Addiction Cure Therapeutic Sciences Inc	CMO

Short Bio: At seventeen, Rick began working at Martin Recording in El Paso, TX. By nineteen he moved to Florida and started working for National Cine Equipment of Florida, where Rick learned the fundamentals of shooting, lighting and editing on film. He quickly moved into sales and marketing. At twenty-one, Rick opened his first business, Indigo Films, providing high quality production and post-production services to South American clients. At twenty-two, Rick traveled throughout the Yucatan Peninsula and Central America filming various documentaries about the Mayan culture. Upon his return to South Florida in 1995, Rick expanded into sales and film transfer and began working for Post Edge, Inc, then Manhattan Transfer, as their South American Sales Account Executive. His role grew into Director of Film Transfer, as Rick developed a new South American sales strategy and steadily increased sales. This allowed him to become well established in the film industry and grow his list of achievements. In 2000, Rick opened The Post Office, Inc. After many successful years, in 2005, Rick joined forces with SunDog Films, out of Toronto, Canada, and opened SunDog South. His work as a producer won him several awards with Subway, Burger King, and others, as well as an Emmy Award. In 2009, SunDog South became Red Design and Post, LLC, (RED). Rick co-owned and operated RED for 7 years. Currently, Rick is Vice President of Zimmerman Advertising where he has been since 2017 and now manages one of the largest post-production studios in the Southeast, which produces approximately 30,000 commercials every year. Rick is a husband and father and is heavily involved in the community. He serves on the board of Eco Life Concepts, a not-for-profit organization creating green awareness. Work Experience: https://www.linkedin.com/in/rick-garcia-55679459/

Name
Jack Levine

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/28/2020	Present	Addiction Cure Therapeutic Sciences Inc	CEO/President
12/06/2009	12/31/2021	Hamilton Energy Resource Opportunities LLC	Founder/Manager
08/17/2009	Present	Great Hope Publishing LLC	Founder/Manager
01/01/1993	Present	Voice of God Ministry Inc.	Founder/Director
01/01/1999	Present	Dimension Funding Corp	CEO
01/01/2003	Present	Jack Alan Levine Consulting	CEO
12/01/2015	Present	Purpose Church Orlando	Executive Pastor
08/01/2012	Present	Life Solution Seminars LLC	Executive Director

Short Bio: Jack worked for some of the top advertising agencies on Madison Avenue including NW Ayer and Bozell & Jacobs, on some of the largest accounts in the country (AT&T, US Army and Dupont). Jack was also the founder of ADCLUB and was featured in ADWEEK and AD AGE Magazines and in advertising legends Whit Hobbs book "What I love About Advertising". He started his own Ad Agency in 1985, then founded and managed a successful television production company in South Florida. For over a decade he served as Executive Producer on tens of national television shows and thousands of commercials. He sold that business in 2002 to devote more time and effort to entrepreneurial activities and philanthropy. Jack continues to use his business skills and entrepreneurial gifts to own and build companies in Solar Energy, Media, Specialty Food Distribution, Publishing, Real Estate and Advertising/Marketing/Sales consulting. Jack remains a sought after Business advisor to many companies, executives and business owners. He is an accomplished author with eleven books to his credit including Addiction and Recovery Handbook, My Addict Your Addict, The Motivated Life and Success Blast and Don't Blow It With God. Jack also developed a breakthrough online video program for people struggling with addiction and their families to help them understand and overcome addiction called Free For Life At Last. Since 1998 Jack has been speaking as a guest speaker to tens of thousands of people at a variety of men's conferences, companies, colleges, churches and organizations. His favorite topics are about overcoming addiction, business and faith. He also served for years on the Board of Directors at Oasis Compassion Agency and Changed Lives Church. A licensed minister since 2006, he served as Director of Men's Ministry for 12 years at Boca Glades Church in Boca Raton. Currently, Jack serves as Executive Pastor at Purpose Church Orlando in Winter Garden. Jack graduated with a dual degree from The Newhouse school of Public Communications at Syracuse University in Advertising and Sociology. Work Experience: https://www.linkedin.com/in/jackalanlevine/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Jack Levine (Through Elson Holdings LLC)

Securities:	10,200,000
Class:	Common Stock
Voting Power:	78.6%

Jack Levine (Through Elson Holdings LLC)

Securities:	2,000
Class:	Preferred Stock
Voting Power:	78.6%

Rick Garcia (Through YLINE LLC)

Securities:	5,300,000
Class:	Common Stock
Voting Power:	20.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Quick description: Addiction Cure Therapeutic Sciences Inc. is a biotech firm advancing therapeutics aimed at treating and curing the devastating disease of drug and alcohol addiction. The Company plans to develop products designed to provide a functional cure for addiction, and long-term benefits for those struggling with addiction. Our mission: To by any means possible find a chemical cure for drug and alcohol addiction; to bring an end to the miserable suffering, life destroying, dream crushing, family ruining scourge of drug and alcohol addiction. Pursue multiple scientific concepts and theories to discover life-changing treatments and cures that transform the lives of people struggling with drug and alcohol addiction. Addiction Cure Therapeutic Sciences Inc. has already begun the process of testing the first of two epigenetic molecules our scientists have deemed potential candidates to find a cure. That testing is occurring at LSU Shreveport's LARC – Louisiana Addiction Research Center. Additional testing of the first of two endocannabinoid compounds that our scientists have also identified as candidates that can lead to a cure are scheduled to begin. The current team of scientists and scientific advisory board are made up of well-known research scientists in the cancer, addiction recovery and research fields. We aim for our tests to produce a cure that we can bring to market to the population struggling with addiction. It is possible that during research, testing and development searching for a cure we would develop and market other products that are able to assist and help those struggling with addiction. Down the road, to facilitate growth management, we could consider potential revenue sources related to addiction in areas such as telemedicine, nutraceuticals, detox etc.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Addiction Cure Therapeutic Sciences Inc speculative or risky:**
   1. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
   2. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

3. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering. The exemptions relied upon for this offering are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with this offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

4. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

5. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

6. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

7. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

8. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

9. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

10. Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

11. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly

reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the Company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

13. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

14. We may be unable to generate significant revenues and may never become profitable. We generated no revenue for the years ended December 31, 2021 and 2020 and do not currently have any material recurring sources of revenues, making it difficult to predict when we will be profitable. We expect to incur significant research and development costs for the foreseeable future. We may not be able to successfully market our products and services in the future that will generate significant revenues. In addition, any revenues that we may generate may be insufficient for us to become profitable.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Addiction Cure Therapeutic Sciences Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We plan to use the proceeds from this offering primarily on lab compound testing, officer salaries, and general and administrative expenses.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Lab Compound Testing	$9,510	$560,000
Research and Development	$0	$52,570
Officer Salaries	$0	$156,000
G&A (rent, utilities, insurance payments, wages and salaries for administrative and other staff)	$0	$90,000
Social Media Director	$0	$45,000
Grant Writer	$0	$60,000
Marketing	$0	$45,000
Travel/Trade Shows	$0	$9,000
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Addiction Cure Therapeutic Sciences Inc must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.50 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Preferred Stock	2,000	2,000	Yes	5,000 votes per share.
Common Stock	20,000,000	12,100,000	Yes	One vote per share.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Option Grant 1	5-year option issued to Lui Delgado June 26, 2022, expiring June 25, 2027, with a 50-cent exercise price.	100,000
Option Grant 2	5-year option issued to Michael Levine June 26, 2022, expiring June 25, 2027, with a 50-cent exercise price.	200,000
Option Grant 3	5-year option issued to Kevin Murnane June 26, 2022, expiring June 25, 2027, with a 50-cent exercise price.	100,000
Option Grant 4	5-year option issued to Wayne Gill June 26, 2022, expiring June 25, 2027, with a 50-cent exercise price.	200,000
Option Grant 5	5-year option issued to Bruce Roth June 26, 2022, expiring June 25, 2027, with a 50-cent exercise price.	200,000
Option Grant 6	5-year option issued to Glenn Grossman June 26, 2022, expiring June 25, 2027, with a 50-cent exercise price.	200,000
Option Grant 7	5-year option issued to Rick Garcia June 26, 2022, expiring June 25, 2027, with a 50-cent exercise price.	200,000
Option Grant 8	5-year option issued to Jonas Masreliez June 26, 2022, expiring June 25, 2027, with a 50-cent exercise price.	5,000
Option Grant 9	Options to purchase up to 1,700,000 shares of common stock at an exercise price of $0.001 for Y LINE LLC (CMO Rick Garcia). Options vest on August 1, 2023, so long as Y LINE LLC is a service provider to the Company at that time. Options expire on September 1, 2023.	1,700,000
Option Grant 10	Options to purchase up to 1,700,000 shares of common stock at an exercise price of $0.001 for Y LINE LLC (CMO Rick Garcia). Options vest on August 1, 2024, so long as Y LINE LLC is a service provider to the Company at that time. Options expire on September 1, 2024.	1,700,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

During 2022, the Company issued 1,205,000 stock options to various advisors of the Company. The options expire in June 2027. Additionally, the Company issued 3,400,000 options to Y LINE LLC (CMO Rick Garcia). If any of these options were to be exercised into issued shares, your equity would be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws of Addiction Cure Therapeutic Sciences Inc for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Jack Levine
Amount Outstanding:	$9,925
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	None

25. **What other exempt offerings has Addiction Cure Therapeutic Sciences Inc conducted within the past three years?**

Date of Offering:	12/2021
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$9,850
Use of Proceeds:	9,850,000 shares of common stock were issued in the form of stock compensation. No cash was received in this transaction.

Date of Offering:	12/2020
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$150
Use of Proceeds:	150,000 shares of common stock were issued in the form of stock compensation. No cash was received in this transaction.

Date of Offering:	12/2021
Exemption:	Rule 701
Securities Offered:	Preferred Stock
Amount Sold:	$2
Use of Proceeds:	2,000 shares of preferred stock were issued in the form of stock compensation. No cash was received in this transaction.

Date of Offering:	01/2022
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$2,050
Use of Proceeds:	2,050,000 shares of common stock were issued in the form of stock compensation to the CEO. No cash was received in this transaction.

Date of Offering:	08/2022
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$12,500

Use of Proceeds:	The proceeds were used to hire law firm to review contracts from LSU for lab work and draft joint venture agreements and other legal documents.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Addiction Cure Therapeutic Sciences, Inc. (the "Company") was incorporated on April 28, 2020 under the laws of Florida. The Company intends to operate as a biotech firm that develops therapeutic products to treat and cure drug and alcohol addiction. Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 20,000,000 shares of common stock at $0.001 par value per share and 2,000 shares of preferred stock at $0.001 par value per share. As of the date of filing of this offering the Company had 12,100,000 shares of common stock and 2,000 shares of preferred stock issued and outstanding. The holder of each share of common stock is entitled to one vote per share and the holder of each share of preferred stock is entitled to 5,000 votes per share. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred stock. The Company is still in its pre-revenue stage. During 2022, the Company raised $12,500 by issuing 50,000 shares of common stock through a Reg D Offering. The proceeds were spent primarily on hiring a law firm to review contracts from LSU for lab work and draft joint venture agreements. In addition, 2,050,000 shares of common stock were issued in the form of stock compensation to the CEO. No cash was received in this transaction. During the same fiscal year, the Company issued 1,205,000 stock options to various advisors of the Company. The options expire in June 2027. Moreover, the Company issued 3,400,000 options to Y LINE LLC (CMO Rick Garcia). During the year ended December 31, 2021, the Company had operating expenses of $2,716 resulting in a net loss for the year of $2,716. During the year ended December 31, 2020, the Company had operating expenses of $10,002, resulting in a net loss for the year of $10,002. During 2021, the Company received $3,579 in cash in the form of a stockholder advance, increasing the balance owed from $150 to $3,729. During the first 8 months of 2022, the Company received an additional $6,196 in cash in the form of a stockholder advance, increasing the balance owed to $9,925. The stockholder advance does not bear interest and is payable on demand to CEO Jack Levine. With this raise, the Company plans to spend the money primarily on lab compound testing, officer salaries, and general and administrative.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

       If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Addiction Cure Therapeutic Sciences Inc answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is a transcript of the Company's video on their Page. Addiction Cure Therapeutic Sciences Inc. (ACTS) is a biotech firm advancing in class therapeutics to potentially treat and cure the devastating disease of drug and alcohol addiction. The company plans to develop Rx products designed to provide a functional cure for addiction, as the need for a cure is eminent and immense. According to the National Survey on Drug Use and Health (NSDUH), 21 million American adults are battling a substance use disorder, only 10% receive treatment, and this number is growing faster each year. Our team of scientists, researchers and business leaders are simultaneously working on multiple novel theories using epigenetics, endocannabinoids, and other unique combinations of molecules and compounds that have shown early promise and positive results. The need is immense, our Team is in place, and the pathway to a cure is clear…ACTS plans to pursue multiple theories and to work with numerous scientists and different Labs and Academic Institutions. ACTS' entire purpose is to find a chemical cure for chemical addiction, envisioning finally bringing an end to the life destroying scourge of drug and alcohol addiction.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Offering Page JPG:	offeringpage.jpg
Financials:	
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.addictioncuretherapeuticsciences.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.